SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GIGCAPITAL, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Rights to Purchase Common Stock

(Title of Class of Securities)

37518N114

(CUSIP Number of Class of Securities)

Dr. Avi Katz

Executive Chairman, Secretary, President and Chief Executive Officer

GigCapital, Inc.

2479 E. Bayshore Rd., Suite 200

Palo Alto, CA 94303

(650) 276-7040

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jeffrey C. Selman, Esq.

Crowell & Moring LLP

3 Embarcadero Center, 26th Floor

San Francisco, CA 94111

(415) 365-7442

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,724,523.44	$1,911.25

*

Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of a total of 14,873,256 rights to purchase common stock at the tender offer price of $0.99 per right.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,911.25	Filing Party: GigCapital, Inc.
Form of Registration No.: Schedule TO-I	Date Filed: October 8, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

GigCapital, Inc., a Delaware corporation (the “Company” or “GigCapital” or “we”, “us” or “our”) hereby amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by us with the Securities and Exchange Commission (the “SEC”) on October 8, 2019. The Schedule TO relates to the Company’s offer to purchase for cash up to 14,873,256 of its rights, each to receive one-tenth of one share of the Company’s Common Stock (the “Rights”), at a price of $0.99 per Right, net to the seller in cash, less any applicable withholding taxes and without interest for an aggregate purchase price of up to $14,724,523.44. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 8, 2019 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, constitute the offer (“Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 1, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only those items reported in this Amendment No.1 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged.

This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of Schedule TO, which incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) are hereby amended and supplemented as follows:

1. The first paragraph on the cover page of the Offer to Purchase is hereby deleted and replaced with the following:

“THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON THE NIGHT OF THURSDAY, NOVEMBER 7, 2019, UNLESS THE OFFER IS EXTENDED (SUCH TIME AND DATE, AS MAY BE EXTENDED, THE “EXPIRATION DATE.”).”

2. The second and third sentences in the sixth paragraph on the cover page to the Offer to Purchase are hereby deleted and replaced with the following:

“The Offer is, however, subject to certain other conditions, including that the Business Combination has been approved by the Company’s stockholders. We intend to extend the Offer to ensure that the Expiration Date of the Offer occurs one minute past 11:59 P.M., New York City time, on the day of the special meeting of the Company’s stockholders during which the Business Combination is approved.”

3. The meaning of the term “Scheduled Expiration of Offer” on page 2 of the Offer to Purchase, in the section entitled “Summary Term Sheet and Questions and Answers”, is hereby deleted and replaced with the following:

“One minute past 11:59 P.M., New York City time, on November 7, 2019, unless the Offer is otherwise extended or terminated (the “Expiration Date”).”

4. The second and third sentences of the first paragraph under the caption “How Long do I have to tender my Rights?” on page 4 of the Offer to Purchase, in the section entitled “Summary Term Sheet and Questions and Answers”, is hereby deleted and replaced with the following:

“The Offer will expire at one minute past 11:59 p.m., New York City time, on November 7, 2019, or such later time and date to which we may extend the Offer. We intend to extend the Offer to ensure that the Expiration Date of the Offer occurs one minute past 11:59 P.M., New York City time, on the day of the special meeting of the Company’s stockholders during which the Business Combination is approved.”

5. The fourth sentence of the paragraph under the caption “Can the Offer be extended, amended or terminated?” on page 4 of the Offer to Purchase, in the section entitled “Summary Term Sheet and Questions and Answers”, is hereby deleted and replaced with the following:

“We intend to extend the Offer to ensure that the Expiration Date of the Offer occurs one minute past 11:59 P.M., New York City time, on the day of the special meeting of the Company’s stockholders during which the Business Combination is approved.”

6. The paragraph under the caption “Are there any conditions to the Offer?” on page 4 of the Offer to Purchase, in the section entitled “Summary Term Sheet and Questions and Answers”, is hereby deleted and replaced with the following:

“The Offer is conditioned upon the approval of the Business Combination by the Company’s stockholders at the special meeting. If the Purchase Agreement is terminated for any reason, or the Offer would be reasonably likely to impair or delay the approval of the Business Combination by the Company’s stockholders, we will terminate the Offer and will promptly return any Rights, at our expense, that were delivered pursuant to the Offer upon the expiration or termination of the Offer. In addition, the Offer is also subject to a number of other customary conditions. See “The Offer—Section 6. Conditions of the Offer.””

7. The paragraph beginning with the caption “If the Company is not able to consummate the Business Combination, the Offer will be terminated.” on page 7 of the Offer to Purchase, in the section entitled “Risk Factors”, is hereby deleted and replaced with the following:

“If the Company is not able to obtain stockholder approval for the Business Combination at the special meeting, the Offer will be terminated.

If the Company is unable to obtain stockholder approval for the Business Combination at the special meeting, the Offer will be terminated and the Company will not purchase any Rights pursuant to the Offer. The conditions to the Business Combination are more fully described in “The Business Combination” and the Preliminary Proxy Statement.”

8. The third and fourth paragraphs on page 9 of the Offer to Purchase, in the section entitled “The Offer—Section 1. Number of Rights; Purchase Price.—Number of Rights”, are hereby deleted and replaced with the following:

“The Offer will expire at one minute past 11:59 p.m., New York City time, on November 7, 2019, or such later time and date to which we may extend the Offer. We intend to extend the Offer to ensure that the Expiration Date of the Offer occurs one minute past 11:59 P.M., New York City time, on the day of the special meeting of the Company’s stockholders during which the Business Combination is approved. Only Rights validly tendered and not properly withdrawn will be purchased pursuant to the Offer. All Rights tendered and not purchased pursuant to the Offer will be returned to the tendering Right holders at our expense promptly following the Expiration Date. We intend to extend the Offer to ensure that the Expiration Date of the Offer occurs on the same date as the approval of the Business Combination by the Company’s stockholders. See “The Offer—Section 13. Extension of the Offer; Termination; Amendment.”

The Offer is not conditioned on any minimum number of Rights being tendered. The Offer is, however, subject to certain other conditions including approval of the Business Combination by the Company’s stockholders at the special meeting. See “The Business Combination,” “The Offer—Section 2. Purposes of the Offer; Certain Effects of the Offer” and “The Offer—Section 6. Conditions of the Offer.””

9. The first sentence of the last paragraph on page 15 of the Offer to Purchase, in the section entitled “The Offer—Section 6. Conditions of the Offer.”, is hereby deleted and replaced with the following:

“The Offer is conditioned upon the Company’s receipt of stockholder approval of the Business Combination at the special meeting.”

10. The last sentence of the first paragraph on page 24 of the Offer to Purchase, in the section entitled “The Offer—Section 13. Extension of the Offer; Termination; Amendment.—Extension of the Offer”, is hereby deleted and replaced with the following:

“We intend to extend the Offer to ensure that the Expiration Date of the Offer occurs one minute past 11:59 P.M., New York City time, on the day of the special meeting of the Company’s stockholders to approve the Business Combination.”

11. The reference to “NOVEMBER 6, 2019” on the cover page of the Letter of Transmittal is hereby deleted and replaced with “NOVEMBER 7, 2019”.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated October 8, 2019.

(a)(1)(B)*	Letter of Transmittal to Tender Rights.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(i)*	Press Release dated October 8, 2019.

(a)(5)(ii)*	Summary Advertisement, dated October 8, 2019.

(d)(1)	Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(2)	Stock Purchase Agreement, dated as of February 22, 2019 (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K as filed with the SEC on February 26, 2019).

(d)(3)	Amendment No. 1 to Stock Purchase Agreement, dated as of September 24, 2019. (Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K as filed with the SEC on September 24, 2019).

(d)(4)	Warrant Agreement between Continental Stock Transfer & Trust Company and the Company (Incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(5)	Right Agreement between Continental Stock Transfer & Trust Company and the Company (Incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(6)	Insider Letter Agreement among the Company and the Founders (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(7)	Insider Letter Agreement among the Company and its executive officers, directors and director nominees (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

Exhibit Number	Description

(d)(8)	Founder Shares Subscription Agreement, dated October 11, 2017, between the Company and Sponsor (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(9)	Founder Shares Subscription Agreement, dated October 11, 2017, between the Company and Cowen Investments LLC (Incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(10)	Founder Shares Subscription Agreement, dated October 11, 2017, between the Company and Irwin Silverberg (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(11)	Founder Shares Subscription Agreement, dated October 11, 2017, between the Company and Jeffrey Bernstein (Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(12)	Omnibus Amendment to Founder Shares Subscription Agreements, dated November 14, 2017, between the Company and the Founders (Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(13)	Omnibus Amendment to Founder Shares Subscription Agreements, dated December 7, 2017, between the Company and the Founders (Incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(14)	Form of Insider Shares Grant Agreement between the Company and Barrett Daniels (Incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(15)	Form of Insider Shares Grant Agreement between the Company and each of John Mikulsky, Peter S. Wang and Jack Porter (Incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(16)	Form of Unit Purchase Agreement between the Company and Sponsor (Incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(17)	Form of Unit Purchase Agreement between the Company and Cowen Investments LLC (Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(18)	Form of Unit Purchase Agreement between the Company and each of Irwin Silverberg and Jeffrey Bernstein (Incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(19)	Registration Rights Agreement between the Company the Founders, and each of the Company’s executive officers, directors and director nominees (Incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K as filed with the SEC on December 12, 2017).

(d)(20)	Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(21)	Strategic Services Agreement and Confidential Information and Invention Assignment Agreement, each dated October 10, 2017, by and between the Company and Barrett Daniels (Incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(22)	Promissory Note issued in favor of Sponsor, dated October 11, 2017 (Incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

Exhibit Number	Description

(d)(23)	Administrative Services Agreement between the Company and Sponsor, dated as of October 11, 2017 (Incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(24)	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Company (Incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-1 as filed with the SEC on November 15, 2017).

(d)(25)	Strategic Services Agreement and Confidential Information and Invention Assignment Agreement, each dated June 11, 2018, by and between the Company and Tara McDonough (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K as filed with the SEC on June 11, 2018).

(d)(26)	Strategic Services Agreement, dated August 6, 2019, by and between the Company and Walter Bradford Weightman (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on August 8, 2019).

(d)(27)	Forward Share Purchase Agreement, dated September 27, 2019, by and among the Company, Greenhaven Road Capital Fund 1, LP, and Greenhaven Road Capital Fund 2, LP (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on September 27, 2019).

(d)(28)	Forward Share Purchase Agreement, dated October 1, 2019, by and between the Company and Kepos Alpha Fund L.P. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on October 2, 2019).

(d)(29)	Amendment to Forward Share Purchase Agreement, dated October 2, 2019, by and between the Company and Kepos Alpha Fund L.P. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed with the SEC on October 3, 2019).

(g)	Preliminary Proxy Statement of GigCapital, Inc. (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by GigCapital, Inc. on July 31, 2019, as amended on September 24, 2019).

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

GIGCAPITAL, INC.

/s/ Dr. Avi S. Katz

Name: Dr. Avi S. Katz Title: Chief Executive Officer, President and Executive Chairman of the GigCapital, Inc. Board

Date: October 17, 2019